Mail Stop 3561

March 15, 2007

Via U.S. Mail and Fax (302) 432-6430

Marcie E. Copson-Hall
Senior Vice President
FIA Card Services, National Association
1100 N. King Street
Wilmington, DC 19884-0781

Re: BA Credit Card Trust
Form 10-K for the fiscal year ended June 30, 2006
Filed September 28, 2006

Form 10-D for the monthly distribution period from April 1, 2006 to April 30, 2006
Filed May 15, 2006
File No. 333-50316-02

Dear Ms. Copson-Hall,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
General

1. Please revise the cover page of your filing to indicate the file number that you used to file this 10-K as well as your other reports. For instance, we note on the cover page that the file numbers of the three co-registrants are 333-131358, -01 and -02; however, the 10-K is filed under file number 333-50316-02. Please revise to clarify on the cover page and

also consider adding an explanatory note to your filing so investors may easily locate your report.

Signatures

2. We note that the servicer has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Ms. Copson-Hall is the senior officer in charge of the servicing function. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certifications. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 33.2—Report on Assessment of Compliance with Servicing Criteria

3. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iii), (d)(2)(iii) and (d)(2)(vi) were deemed not applicable.

Form 10-D for the period ending April 30, 2006

Part I

4. Please tell us why you do not disclose the number of pool assets at the beginning and ending of each period.

Part II
Item 3 – Sales of Securities and Use of Proceeds

5. You state that the table provides information about sales of the issuing entity during the period covered by the report that have not been previously reported. Please note that Form 10-Q, Part II, Item 2(a) states that if the information has previously been included in a Current Report on Form 8-K, it need not be furnished. Refer also to Part II, Item 3 of Form 10-D. Please revise your first paragraph to clarify. Also, please provide investors with the dates and file numbers of those 8-K reports.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director